SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2008

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  Dennis N. Wilson
                  Southern Company Services, Inc.
                  600 North 18th Street
                  P.O. Box 2641 Birmingham, AL 35203

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  Manager, Product Development - This job exists to provide leadership and direction for the Product Development group in the Competitive Generation organization. The Product Development group provides proposal evaluation, product development and evaluation, and risk analysis and mitigation strategies, and develops the Southern Power resource plan. The Product Development Manager ensures that these activities produce state-of-the-art results in an emerging industry, and that these services are provided in an accurate and timely manner to fully meet the needs of the Competitive Generation organization.

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                     Salary or other
                      Compensations
               -------------------------------
Name of          received        to be           Person or company from whom
recipient                      received          received or to be received
                  (a)            (b)

Dennis N.      $686,993      to be included      Southern Company Services, Inc.
Wilson                       in supplementary
                               statement

           (b) Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client: none

           (b) Itemized list of all other expenses: N/A

Date January 26, 2006                       (Signed) /s/  Dennis N. Wilson